Exhibit 21.1

SUBSIDIARIES OF MOVANO INC.

Registrant’s consolidated subsidiaries are shown below, together with the state or jurisdiction of organization of each subsidiary and the percentage of voting securities that Registrant owns in each subsidiary.

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Percent of Outstanding Voting Securities Owned as of March 23, 2026
Movano Ireland Limited	Ireland	100%
Corvex Legacy Holdings, Inc.	Delaware	100%
Corvex Boston LLC	Delaware	100%